EXHIBIT 99.1
Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom" or "the Company")

Statement by Vodacom

Shareholders are referred to the following statement issued today by Vodacom Group (Pty) Limited ("Vodacom"), a joint venture where Telkom holds a 50% interest:

Proposed broadbased BEE transaction With significant public offer

"Our BEE transaction is well on track. It will be broad-based including our staff, the public and strategic partners who contribute meaningfully to our business. We expect to announce the full details of the transaction in the third quarter of this year." Alan Knott-Craig - Chief Executive Officer, Vodacom.

Vodacom, as the leading cellular company in South Africa and a major participant in the South African economy, supported by its shareholders Vodafone and Telkom, welcomes the role that it can play in helping to meet the country's socio-economic objectives in ways that are sustainable, credible and of benefit to all its stakeholders and to the country as a whole. Vodacom regards transformation as fundamental to the long term development and stability of the South African economy and Vodacom's business.

Vodacom and its shareholders, together with Rand Merchant Bank, a division of FirstRand Bank Limited ("RMB") are in the process of structuring a unique and complex Black Economic Empowerment transaction ("BEE transaction"), which will be implemented as part of Vodacom's committed efforts to achieve the objectives set out in the Department of Trade & Industry's Broad-Based Black Economic Empowerment Codes of Good Practice ("DTI Codes") and the draft Information and Communications Technology Charter. This announcement updates interested parties on the progress of the BEE transaction.

In line with Vodacom's commitment to transformation, the BEE transaction is designed to provide long term, sustainable benefits to a broad base of South African participants.

Detailed terms of the BEE transaction are in the process of being finalised. The BEE transaction will include a significant offer to previously disadvantaged individuals and groups. The key features of the BEE transaction include, inter alia:

•	transaction size of R7.5 billion;
•	implemented at the Vodacom South Africa (Proprietary) Limited ("VSA") subsidiary level;

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participants will include Vodacom's South African staff (25%), the black South African public and VSA business partners referred to as Public participants, and strategic shareholders (including established broad-based BEE groupings) referred to as Strategic participants and collectively referred to as the BEE participants; and

•	notional vendor funding structure.

1 Details of the proposed BEE transaction

1.1 Rationale and principles for the BEE transaction

In line with Vodacom's empowerment objectives, this BEE transaction has been designed to provide long term benefits to a broad group of black South Africans, with a focus on lower income groups. In order to structure the BEE transaction efficiently, Vodacom will be guided primarily by the following principles:

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enhance commitment to empowerment and transform the company's equity ownership in order to reflect the demographics of South Africa through the establishment of a broad-based and inclusive empowerment shareholding;

•	broadening ownership in Vodacom amongst its employees;
•	achieve maximum compliance with DTI Codes;
•	aim to align equity ownership with contribution to the company;
•	ensure long-term commitment from the BEE participants to Vodacom;
•	preserve shareholder value;
•	reach out to needy communities and designated groups; and
•	ensure good corporate citizenship.

1.2 BEE participants

Vodacom, its shareholders, and RMB are currently running a robust and objective partner selection process ("partner selection process") to determine the composition of the BEE participants. Final negotiations have not commenced with any particular party or parties.

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1.2.1 Public participants

All black South African citizens (as ascribed in Code 000 of the DTI Codes) and black-owned entities will be eligible to participate in the BEE transaction through a public share offer. Vodacom believes that participation from the broader public is particularly relevant given its high public profile. In addition, public participation is in line with current best practice followed by leading South African companies.

1.2.2 Strategic participants

This participant grouping will play an important role in furthering Vodacom's transformation, skills and capacity building programmes. Vodacom has commenced with the partner selection process regarding the selection of the preferred strategic shareholders.

The short listed parties have been provided with an indicative term sheet, which will allow them to indicate their ability to participate in the BEE transaction on the terms set out therein.

Based on the submissions received from short listed parties, Vodacom will determine the composition of the Strategic participants and enter into negotiations with such parties. No further submissions will be considered and a final decision has not been made.

1.2.3 Staff

The inclusion of this participant grouping is intended to ensure the sustainability and growth prospects of Vodacom and to spread a significant portion of the benefit of the BEE transaction amongst all Vodacom's South African employees. Employee participation is seen as integral to Vodacom's objective of ensuring the sustained success of the business and enhancing Vodacom's track record of retaining and developing their employees.

Vodacom South African employees will participate in 25% of the BEE transaction through an employee share ownership plan ("ESOP").

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2 Structure and financing of the BEE transaction

In order to facilitate the financing of the BEE transaction and to ensure sound governance of such funding arrangements, a number of investment entities will be established. These entities will hold the interests of BEE participant groupings in the issued share capital of VSA. The BEE participants will, from inception, have economic rights associated with the respective investment entities' interests in the issued share capital of VSA.

The BEE transaction will be financed through an optimal combination of equity and substantial facilitation from Vodacom through vendor funding. The Public participants and Strategic participants will be required to provide a level of unencumbered equity, which will be supported by appropriate Vodacom facilitation. The ESOP will be funded entirely through Vodacom facilitation.

BEE participants will be subject to restraint principles in line with market norms.

3 Process and timeline

A further announcement will be made during the third quarter of 2008 after negotiations with Strategic participants have been finalised. This announcement will provide the detailed terms of the BEE transaction, including the structure of the BEE transaction, terms of the public offer, information on the Strategic participants, and expected economic costs of the BEE transaction. Implementation of the BEE transaction is expected in the fourth quarter of 2008.

Ends

Issued by:	On Behalf of:

Dot Field	Alan Knott-Craig

Chief Communications Officer	Chief Executive Officer
Vodacom Group (Pty) Ltd	Vodacom Group (Pty) Ltd

Cell: +27829900174

E-mail: dot.field@vodacom.co.za